June 29, 2010
Via EDGAR
Vincent Di Stefano
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	AIM Investment Securities Funds (Invesco Investment Securities Funds) File Nos: 811-05686 and 033-39519
Dear Mr. Di Stefano:
     On behalf of AIM Investment Securities Funds (Invesco Investment Securities Funds) (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you in May, 2010, with regard to Post-Effective Amendment No. 46 (the “Amendment”) to the Registrant’s registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 20, 2010, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”) and is scheduled to go effective June 29, 2010.
     For your convenience, we have summarized each of your comments in bold and have set forth the Registrant’s response immediately below each comment.
General Comments — Prospectuses
1. Comment: In section entitled “Performance Information”, move the sentence beginning “The bar chart shows changes in the performance...” to appear as the second sentence of the first paragraph.
     Response: The requested change has been made.
2. Comment: Consider adding “Foreign Securities Risk.”
     Response: The requested change has been made.

Vincent Di Stefano
Division of Investment Management
June 29, 2010	Page 2
3. Comment: Remove “a style specific benchmark” from the second sentence in the paragraph immediately following the heading “Performance Information”.
     Response: The Registrant respectfully declines to take this comment since Instruction 2(b) to Item 4 permits the inclusion of indices in addition to the broad-based index and an identification of an additional index such as “style specific” or “peer group” is helpful to the shareholder.
4. Comment: Under the heading, “Performance Information”, remove the sentence, “The benchmarks may not reflect payment of fees, expenses or taxes” from the first paragraph.
     Response: The requested change has been made. On those indices which do not deduct for fees, expenses and taxes, the statement “reflects no deduction for fees, expenses or taxes” has been included in parentheses.
5. Comment: In the section entitled “Performance Information”, delete the sentences appearing under the table, “Average Annual Total Returns”, concerning performance shown prior to the inception date of certain classes since these are not required by Form N-1A.
     Response: The Registrant respectfully declines to take this comment since we believe that language is required by Instruction 3(b) to Item 4.
6. Comment: The section entitled, “Objective and Strategies,” indicates that “The Fund’s investment objective may be changed by the Board of Trustees without shareholder approval. The Fund will provide shareholders with advance notice of any change to the Fund’s investment objective.” Please add disclosure indicating that shareholders will have 60 days’ notice of any such change.
     Response: The requested disclosure has not been added as the 60-day notice requirement applies only to a change in a Fund’s 80% names rule policy.
AIM Core Bond Fund
7. Comment: In the “Annual Fund Operating Expenses” chart, “Acquired Fund Fees and Expenses” is listed as a line item, should it be included in the strategies?
     Response: The Fund invests its uninvested cash in affiliated money market funds and therefore has acquired fund fees and expenses of 0.01%. No other corresponding strategy relating to Acquired Fund Fees and Expenses is included because the Fund does not invest a significant amount in cash or cash equivalents and the Fund is not a fund-of-fund.
8. Comment: Should the prospectus include “Junk Bond Risk”?
     Response: The fund has the ability to invest in below investment grade securities, however, we generally require a security to be rated investment grade by at least one rating agency at time of purchase. We can hold securities that have been downgraded to below investment grade while held in the fund, but we dispose of them as efficiently as possible.

Vincent Di Stefano
Division of Investment Management
June 29, 2010	Page 3
9.	Comment: Add the risks of war, expropriation and nationalization to “Foreign Securities Risk”.
     Response: The requested change has been made.
10. Comment: Include prepayment and call risks in “Mortgage- and Asset-Backed Securities Risk”.
     Response: The requested change has been made.
11. Comment: “Leverage Risk” is included as a principal risk, but does not appear in the strategies section. The two sections should match each other.
     Response: “Leverage Risk” has been removed. Strategies involving leverage are not among the principal investment strategies of the Fund.
12. Comment: Move the risk disclosure that appears at the end of “Principal Risks of Investing in the Fund” beginning with “As with any mutual fund investment,...” to the beginning of that section and use active voice.
     Response: The requested changes have been made.
Invesco Dynamics Fund
13. Comment: In the sections entitled, “Principal Investment Strategies of the Fund” and “Investment Objectives, Strategies, Risks and Portfolio Holdings”, the Funds’ prospectuses state: “The Fund invests primarily in equity securities.” In what types of equity securities will the Fund invest?
     Response: The equity securities in which the Fund can invest are discussed in the Fund’s Statement of Additional Information.
14. Comment: Please confirm that capitalization range for the Russell Mid Cap Index.
     Response: The capitalization range of the Russell Mid Cap Index is correct as stated in the prospectus.
Invesco Global Real Estate Fund
15. Comment: In the sections entitled, “Principal Investment Strategies of the Fund” and “Investment Objectives, Strategies, Risks and Portfolio Holdings”, the Funds’ prospectuses state: “The Fund invests primarily in equity securities.” In what types of equity securities will the Fund invest?
     Response: The equity securities in which the Fund can invest are discussed in the Fund’s Statement of Additional Information.

Vincent Di Stefano
Division of Investment Management
June 29, 2010	Page 4
Invesco High Yield Fund
16. Comment: “Acquired Fund Fees and Expenses” appears as a line item in the fee table, but a corresponding strategy does not appear in the principal investment strategies sections. These sections should correspond with each other.
     Response: The “Acquired Fund Fees and Expenses” line item and corresponding footnote have been deleted from the prospectus because the Fund’s acquired fund fees and expenses are under 0.01%, and such amount, if any, has been included in the “Other Expenses” line item.
17. Comment: “Leverage Risk” is included as a principal risk, but does not appear in the strategies section. The two sections should match each other.
     Response: “Leverage Risk” has been removed. Strategies involving leverage are not among the principal investment strategies of the Fund.
18. Comment: Include the “active trading” strategy in the “Principal Investment Strategies of the Fund” and the “Investment Objectives, Strategies, Risks and Portfolio Holdings” section of the prospectus.
     Response: The requested change has been made.
Invesco Income Fund
19. Comment: Include more specific language regarding when portfolio managers choose to sell securities in “Principal Investment Strategies of the Fund” and “Investment Objectives, Strategies, Risks and Portfolio Holdings.”
     Response: The language has been revised as follows:
“Decisions to purchase or sell securities are determined by the relative value considerations of the investment professionals that factor in economic and credit-related fundamentals, market supply and demand, market dislocations and situation-specific opportunities. The purchase or sale of securities may be related to a decision to alter the fund’s macro risk exposure (e.g. duration, yield, curve positioning, sector exposure), a need to limit or reduce the fund’s exposure to a particular security or issuer, degradation of an issuer’s credit quality, or general liquidity needs of the fund.”
20. Comment: Does the Fund have a maturity/duration strategy? If so, include the language in the strategies sections.
     Response: The language has been revised as follows:

Vincent Di Stefano
Division of Investment Management
June 29, 2010	Page 5
“The Fund utilizes active duration and yield curve positioning for risk management and for generating alpha versus its benchmark. Duration is a measure of volatility expressed in years and represents the anticipated percent change in a bond’s price at a single point in time for a 1% change in yield. As duration increases, volatility increases as applicable interest rates change.”
21. Comment: In the second paragraph under the headings, “Principal Investment Strategies of the Fund” and “Investment Objectives, Strategies, Risks and Portfolio Holdings”, include what types of foreign securities in which the fund invests. Also include what types of securities carry foreign credit exposure and what types of securities in which the fund may invest of issuers located in developing markets.
     Response: The language has been revised as follows:
“The Fund may invest up to 40% of its total assets in foreign securities including bonds and other fixed income securities issued by issuers outside the U.S. The Fund may invest up to 10% of its total assets in non-U.S. dollar denominated securities. The Fund may also invest in bonds and other fixed income securities, whether or not considered foreign securities, which carry foreign credit exposure. The Fund may also invest up to 15% of its total assets in bonds and other fixed income securities of issuers located in developing markets.”
Invesco Limited Maturity Treasury Fund
22. Comment: Include more specific language regarding when portfolio managers choose to sell securities in “Principal Investment Strategies of the Fund” and “Investment Objectives, Strategies, Risks and Portfolio Holdings.”
     Response: The language has been revised as follows:
“Decisions to purchase or sell securities are determined by the relative value considerations of the investment professionals that factor in economic and credit-related fundamentals, market supply and demand, market dislocations and situation-specific opportunities. The purchase or sale of securities may be related to a decision to alter the fund’s macro risk exposure (e.g. duration, yield, curve positioning, sector exposure), a need to limit or reduce the fund’s exposure to a particular security or issuer, degradation of an issuer’s credit quality, or general liquidity needs of the fund.”
23. Comment: “Derivatives Risk”, “Leverage Risk”, and “Limited Number of Holdings Risk” are included in the Risk section, but corresponding strategies do not seem to be included in the strategies sections.
     Response: “Derivatives Risk” has been included because the Fund may invest a significant portion of its assets in derivative instruments such as options, futures (including currency futures), forward currency contracts, and swap agreements (including interest rate, currency, total return and credit default swaps). “Leverage Risk” has been deleted from the prospectus because strategies that involve leverage are not principal strategies of the Fund. “Limited Number of Holdings Risk” has been deleted because, according to the Fund’s most recent fiscal year financial information, the Fund does not meet our internal threshold for inclusion of this risk.

Vincent Di Stefano
Division of Investment Management
June 29, 2010	Page 6
Invesco Money Market Fund
24. Comment: “Acquired Fund Fees and Expenses” appears as a line item in the fee table, but a corresponding strategy does not appear in the principal investment strategies sections. These sections should correspond with each other.
     Response: The “Acquired Fund Fees and Expenses” line item and corresponding footnote have been deleted from the prospectus because the Fund’s acquired fund fees and expenses are under 0.01%, and such amount, if any, has been included in the “Other Expenses” line item.
Invesco Municipal Bond Fund
25. Comment: Remove the last paragraph appearing under the heading “Principal Investment Strategies of the Fund”. You may include this section in section entitled “Investment Objectives, Strategies, Risks and Portfolio Holdings — Objectives and Strategies”.
     Response: The requested change has been made.
Invesco Real Estate Fund
26. Comment: In the sections entitled, “Principal Investment Strategies of the Fund” and “Investment Objectives, Strategies, Risks and Portfolio Holdings”, the Funds’ prospectuses state: “The Fund invests primarily in equity securities.” In what types of equity securities will the Fund invest?
     Response: The equity securities in which the Fund can invest are discussed in the Fund’s Statement of Additional Information.
27. Comment: The word, “derivatives”, is used in the section, “Principal Investment Strategies of the Fund”. Describe which derivatives are principally used by the Fund and include appropriate risk disclosure.
     Response: “Derivatives” are not used as a principal investment strategy of the Fund. Rather, the mention of “derivatives” is to indicate that, if they are used, they will count towards meeting the 80% requirement of Rule 35d-1. Accordingly, no further disclosure has been added.
28. Comment: In “Concentration Risk”, state that the Fund will concentrate specifically in real estate securities.
     Response: Our reading of Section 8(b)(1)(e) of the 1940 Act does not require us to specifically state the sector or industry. Moreover, given that we include a specific risk related to real estate, we believe the disclosure regarding real estate is sufficient.

Vincent Di Stefano
Division of Investment Management
June 29, 2010	Page 7
29. Comment: Include more detail in “REIT Risk/Real Estate Risk” appearing under the heading “Principal Investment Risks of the Fund”.
     Response: The shorter risk that had appeared under the heading “Principal Investment Risks of the Fund” has been replaced by the longer version that previously appeared under “Investment Objectives, Strategies, Risks and Portfolio Holdings — Objective and Strategies”.
Invesco Short Term Bond Fund
30. Comment: In the “Annual Fund Operating Expenses” chart, “Acquired Fund Fees and Expenses” is listed as a line item, should it be included in the strategies?
     Response: The Fund invests its uninvested cash in affiliated money market funds and therefore has acquired fund fees and expenses of 0.02%. No other corresponding strategy relating to Acquired Fund Fees and Expenses is included because the Fund does not invest a significant amount in cash or cash equivalents and the Fund is not a fund-of-fund.
Invesco U.S. Government Fund
31. Comment: Include more specific language regarding when portfolio managers choose to sell securities in “Principal Investment Strategies of the Fund” and “Investment Objectives, Strategies, Risks and Portfolio Holdings.”
     Response: The language has been revised as follows:
“Decisions to purchase or sell securities are determined by the relative value considerations of the investment professionals that factor in economic and credit-related fundamentals, market supply and demand, market dislocations and situation-specific opportunities. The purchase or sale of securities may be related to a decision to alter the fund’s macro risk exposure (e.g. duration, yield, curve positioning, sector exposure), a need to limit or reduce the fund’s exposure to a particular security or issuer, degradation of an issuer’s credit quality, or general liquidity needs of the fund.”
32. Comment: “Leverage Risk” is included in the Prospectus; however, a corresponding strategy does not appear in the strategies sections. The two sections should complement each other.
     Response: “Leverage Risk” is not a principal risk of the Fund.
     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Vincent Di Stefano
Division of Investment Management
June 29, 2010	Page 8
     Please do not hesitate to contact me at (713) 214-1968 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,
/s/ Stephen R. Rimes
Stephen R. Rimes, Esq.
Assistant General Counsel